

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Ronald D. Fisher, President
Starburst II, Inc.
38 Glen Avenue
Newton, Massachusetts 02459

> **Re: Starburst II, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 4, 2013**
> **File No. 333-186448**

Dear Mr. Fisher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please adhere to updating requirements for financial statements and pro forma periods presented of target reporting companies.

Questions and Answers About the SoftBank Merger, page Q-1

Q: As a Sprint stockholder, what will I receive in the SoftBank Merger?

2.   Please disclose the proration and allocation rules that will apply, enabling shareholders to easily calculate exactly what they will receive, and the conditions and caps to which such receipt will be subject.

Q: What vote of Sprint's stockholders is required to approve each proposal?

3.   We note your disclosure in the second full paragraph on page Q-9. Please present this discussion in the Summary section beginning on page 1.

Summary of the Proxy Statement-Prospectus, page 1

4.   We note your disclosure in the second full paragraph on page 4 regarding your advisors' opinions that are dated as of October 15, 2012. Please disclose whether there have been any material changes in Sprint's operations, performance, or in any of the projections or assumptions upon which your advisors based their opinion or whether you expect such changes to occur before your meeting.

5.   We note your illustrations on pages 5 and 6. Please also show separately the Equity Contribution of $4.9 billion (we note it is part of the $17.04 billion on page 5) and the Warrant.

6.   We note your disclosure in the penultimate paragraph on page 18 refers the reader to the Risk Factor section. Please revise to summarize the material risks.

Background of the Merger, page 78

7.   We note your discussion does not disclose trading prices of your stock during key points of the negotiations. Please revise to incorporate the trading prices of your stock into your discussion.

8.   We note your disclosure in the first paragraph on page 78 regarding your discussions with Company W. Please provide more details on your discussions and explain why the discussions did not result in a transaction. Expand your disclosure to include any discussions with Softbank regarding potential transactions with Company W.

9.   Further, please explain why the discussions with Company X did not result in a transaction.

10.   We note your disclosure in the first full paragraph on page 80. Please disclose the results of the in person meeting and discussion.

11.   We note your disclosure in the third full paragraph on page 80. Please provide more details on the strategic alternatives and various transaction scenarios that helped

determine whether the September 11 Proposal was the best available transaction and explain why Sprint prioritized discussions with Softbank.

12.   We note your disclosure in the first full paragraph on page 81. Please provide more details on the parties' discussions.

13.   We note your disclosure in the third full paragraph on page 81. Please provide more details on the discussion on the convertible debt and financial models.

14.   We note your disclosure in the fourth full paragraph on page 81. Please provide more details on the Finance Committee's meeting.

15.   We note your disclosure in the sixth full paragraph on page 81. We note at the meeting various alternatives for Sprint were considered. Please provide more details on these discussions. Further, we note discussions were held regarding various companies in the telecommunications industry and their potential business combinations with Sprint. Please provide more details on these discussions.

16.   We note your disclosure in the last paragraph on page 81. Please provide more details on the protections for minority shareholders.

17.   We note your disclosure in the first paragraph on page 82. Please discuss in more depth the various alternatives to the structure of the initial investment and other fees.

18.   We note your disclosure in the third full paragraph on page 82. We note there was a discussion regarding key issues such as structure, financing, minority protections etc. Please disclose in more detail these discussions.

19.   We note your disclosure in the last paragraph on page 82. Sprint management and its financial advisors made presentations and expressed preliminary views and Skadden made presentations as well on certain deal points. Please provide more details on the board's consideration of these issues such that the board was generally supportive of the transaction.

20.   We note your disclosure in the first paragraph on page 83. Please disclose the details of the economic terms discussed.

21.   We note your disclosure in the second full paragraph on page 84. We note Sprint board of directors received an update on the status of discussions and a summary of various

agreements and related open issues. Please provide more details on the update and summary.

22.   We note your disclosure at the top of page 85 regarding the Sprint board of directors' review of the minority stockholder protections. Please provide more details of this review.

Summary of Financial Analyses of Sprint's Financial Advisor, page 96

23.   We note the term "Transactions" is used throughout this section. Page 4 suggests this term is "defined below," but it appears only to be defined in the annexes (D, E, and F) that contain the opinions of the advisors. Please define this term more prominently.

24.   We note the disclosure in the last paragraph on page 91, first paragraph on page 94, and penultimate paragraph on page 95 where the advisors do not express their views on, and their opinions do not address, any other term or aspect of the Transactions including the Bond Purchase Transaction, Warrant Transaction, the Equity Contribution or Clearwire Acquisition. However, as discussed on page 97 regarding the Illustrative Total Market Value Analysis and on page 98 regarding the Illustrative Pro Forma Discounted Cash Flow Analysis, it appears the implied Aggregate Merger Consideration takes into account these Transactions. Please advise and revise as necessary.

Illustrative Implied Stock Price Premiums, page 98

25.   We note Sprint's financial advisors calculated the premiums of the implied values of the per share Aggregate Merger Consideration to certain stock price metrics. Please disclose whether the advisors noted anything after making these calculations. In this regard, we note your disclosure in the third full paragraph on page 98 that the advisors compared the implied values of the Aggregate Merger Consideration to the standalone values of Sprint. Further, disclose whether the implied values exceeded all of the stock price metrics.

Illustrative Standalone Discounted Cash Flow Analyses, page 99

26.   We note on page 99 the advisors calculated a range of implied prices of Sprint common stock as of June 30, 2012 and June 30, 2013 on a standalone basis. Please disclose whether the advisors noted anything after comparing the implied values of the Aggregate Merger Consideration to these standalone values. Further, disclose whether the implied values of the Aggregate Merger Consideration fell within or outside the range of implied standalone values.

Trading Statistics of Selected US Carriers Analysis, page 99

27.   We note from the first paragraph under the table on page 100 that the advisors calculated a range of implied prices per share of Sprint common stock. Please disclose how these implied prices compared to the implied values of the Aggregate Merger Consideration. Further, disclose whether these implied standalone prices were exceeded by the implied values of the Aggregate Merger Consideration.

Selected Precedent Transactions Analysis, page 100

28.   We note the advisors did not consider transactions prior to 2010 because of substantial changes in the industry and markets generally. Please provide more detail on these changes.

29.   We note the discussion in this Analysis seems to use a defined term "Transaction" that does not appear to be defined before and may be confusing with Transactions which is defined in another part of your filing. Please advise.

30.   We note from the third full paragraph on page 101 Sprint's financial advisors made qualitative judgments. Please provide more detail on these judgments, including all assumptions used and projections considered.

31.   We note the first table on page 101 discloses an implied price per share for standalone Sprint. Please disclose whether the advisors noted anything after comparing the implied values of the Aggregate Merger Consideration to these standalone values and whether the implied values of the Aggregate Merger Consideration fell within or outside the range of implied standalone values.

Illustrative Premiums Paid, page 101

32.   We note your disclosure in the penultimate paragraph that Sprint's financial advisors considered factors to select a range of premiums. Please provide more details on these factors.

33.   We also note you disclose the implied prices of Sprint based on the Illustrative Premiums Paid analysis. Please disclose whether the advisors noted anything after comparing the implied values of the Aggregate Merger Consideration to these standalone values and whether the implied values of the Aggregate Merger Consideration fell within or outside the range of implied standalone values.

Ronald D. Fisher, President
Starburst II, Inc.
March 1, 2013
Page 6

<u>Illustrative Equity Research Future Stock Price Targets, page 102</u>

34.   Please disclose the name of the research analyst, their price targets for Sprint, and the price target achievement date.

<u>Unaudited Pro Forma Condensed Combined Financial Information, pages 23 - 40</u>

35.   We note your disclosure on page 65 that with Sprint's acquisition of Eagle River's equity interest in Clearwire on December 11, 2012 caused Sprint's voting interest in Clearwire to exceed 50%, indicating that it obtained control of the company. Please clarify for us how Sprint's possible consolidation of Clearwire as of December 31, 2012 will affect your pro forma presentation of the Clearwire acquisition.

<u>Note 4—Unaudited Prom Forma Adjustments, pages 32 - 36</u>

<u>Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 32</u>

36.   In regard to your purchase price allocation on page 34, please provide further supporting disclosure for each purchase price adjustment to net tangible and intangible asset acquired and liability assumed. This disclosure should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please disclose the various components of the increase in "Long-term debt, financing and capital lease obligations" and how their fair values were determined.

<u>Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, pages 34 - 36</u>

37.   In regard to footnote 4(j), please disclose and explain to us why the deferred revenues and costs are being eliminated. You should explain how the elimination is factually supportable and directly related to the transaction.

38.   In regard to footnote 4(k), please disclose and explain to us whether the preliminary fair value adjustments are being made to Sprint's operating or capital lease agreements and how you determined that the fair value of those leases resulted in a decrease in expense.

39.   Please quantify in footnote 4(l) the anticipated effect on depreciation expense resulting from the purchase price adjustment to the iDEN network assets and explain to us why this will not have a continuing impact. Also disclose the preliminary assigned value of the iDEN network and the total amount of the adjustment to Sprint's carrying value.

40.   Please expand the information in footnote 4(m) to separately quantify the amount assigned to postpaid customers, prepaid customers, and trade names. Also, explain to us why reacquired rights were adjusted by approximately $820 million.

41.   In regard to footnote 4(n), it appears that the preliminary purchase price allocation increased the reported amount of Sprint's outstanding debt. Please clarify in the footnote and explain to us how this resulted in a decrease in interest expense.

Note 7—Consolidation of Clearwire Corporation, page 37

42.   In regard to footnotes 7(b) and (c), please separately quantify the impact of the adjustments to eliminate related party activity and balances. Furthermore, please disclose the nature of the Sprint historical financial accounting and reporting policies that are being applied to Clearwire and quantify the pro forma impact by line-item of the application of such policies, and advise us.

43.   Regarding footnote 7(b), explain to us why the adjustment for Sprint's equity interest in Clearwire includes the shares purchased from Eagle River, a post balance sheet transaction.

44.   Regarding footnote 7(c), the amount of the adjustment for equity in losses recorded by Sprint for the nine months ended September 30, 2012 should be revised so that it is in agreement with the corresponding adjustment appearing on the pro forma income statement.

Note 8—Clearwire Pro Forma Adjustments, pages 37 - 38

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 37

45.   In regard to your purchase price allocation on page 38, please provide further supporting disclosure for each purchase price adjustment to net each tangible and intangible asset acquired and liability assumed. This disclosure should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please disclose and explain how you determined the increase in FCC licenses and whether you recorded any goodwill under FCC licenses and other, if material.

46.   In regard to footnote 8(f), it appears that the preliminary purchase price allocation increased Clearwire's outstanding debt. If so, please explain how this resulted in a decrease in interest expense.

47.   In regard to footnote 8(g) please expand the disclosure so that it is transparent to a reader how the adjustment amounts were calculated. You should include within this disclosure the statutory tax rate and the amount of income or loss attributable to each company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via Email
        Brandon C. Parris
        Morrison & Foerster LLP